

About HSBC

HSBC USA Inc., ("HSBC") the issuer of the AMPs, is part of the HSBC Group, one of the largest banking and financial services organizations in the world. HSBC Group includes a network of over 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. As of June 30, 2009, HSBC USA Inc. had approximately $169 billion in assets.

AMPs are obligations of HSBC USA Inc. and are not guaranteed by any affiliate.

Suitability

AMPs may be suitable for those who:

▶ Seek an investment with an accelerated return linked to the potential positive performance of the underlying asset

▶ Are willing to accept that such investment is subject to a maximum return, in exchange for accelerated participation on the upside and (with respect to traditional AMPs) 1-for-1 participation on any losses in the underlying asset

▶ In the case of Buffered AMPs, are seeking some partial principal protection from moderate declines in the value of the underlying asset, up to the buffer

AMPs may not be suitable for those who:

▶ Seek a 100% principal protected investment as AMPs are exposed to the negative performance of the underlying asset

▶ Seek current income from an investment or prefers to receive the dividends or other distributions paid on any stocks comprising the underlying asset

▶ Are unable or unwilling to assume the credit risk associated with HSBC



Risk Factors

An investment in the AMPs involves significant risks. AMPs are linked to the performance of a specific underlying asset and are not equivalent to investing directly in that asset. It is important to note that AMPs may not always reflect the actual performance of the underlying asset and have different risks than traditional debt securities. Like other investments, each individual issuance of AMPs should be carefully evaluated with respect to an individual investor's financial objectives, suitability, tax considerations and other relevant factors.

Factors to consider before investing in the AMPs include:

▶ The investment is not principal protected and may result in a loss. The return on the AMPs is linked to the performance of the underlying asset, which may be negative, and involves risks specific to the relevant underlying asset

▶ The positive return, if any, is limited by the maximum return cap and may not reflect the full performance of the underlying asset

▶ Payment, if any, is subject to the ability of HSBC to pay its obligations as they become due

▶ Investors will not receive any periodic interest payments, dividend payments or other distributions

▶ There may be little or no secondary market for the AMPs and they will not be listed or displayed on any securities exchange

▶ Certain built-in costs are likely to adversely affect the value of the AMPs if sold prior to maturity. Therefore the AMPs should be viewed as long term instruments to be held to maturity

▶ There is a potential conflict of interest in that HSBC or its affiliates will play a variety of roles, including acting as calculation agent and hedge provider for HSBC's obligations under the AMPs

▶ The AMPs may provide a yield to maturity that is less than that of a standard debt security of comparable maturity issued by HSBC or any other issuer

▶ The AMPs are not deposits of HSBC or any of its affiliates, they are not insured by the FDIC or any other federal or state government agency of the United States or any other jurisdiction, they are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program, nor guaranteed by HSBC or any of its affiliates

An investor may lose all, or significantly all, of an investment in the AMPs and should carefully review the related disclosure documents, including the discussion of all the risks related to the AMPs, before investing.

HSBC USA Inc. is a member of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy or sell as principal the AMPs, or together with their directors, officers and employees may have either a long or short position in the AMPs, or stocks, commodities or currencies to which the AMPs are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

HSBC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for any offering to which this communication relates. Before investing, investors should read the prospectus in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC, any agent or any dealer participating in any such offering will arrange to send to an investor the prospectus and any other documents relating to any offering if they so request upon written request to: HSBC Wealth Management Structured Products, 452 Fifth Ave, 3Fl, New York, NY 10018.



Accelerated Market Participation Securities "AMPs"

Unlock the potential for enhanced market returns with AMPs

Registration No. 333-158385
FREE WRITING PROSPECTUS – December 2, 2009

HSBC

The world's local bank



Introduction

Structured investments have become an effective investment tool that can complement today's traditional portfolios. HSBC USA, Inc. ("HSBC") offers a diversified array of structured investments, such as **Accelerated Market Participation Securities or "AMPs"**. AMPs are designed to provide investors with an opportunity for accelerated returns, subject to a maximum return, without increasing the potential downside risks relative to a direct investment in the underlying asset.

This brochure is intended to provide an overview of AMPs and does not provide the terms of any specific issuance of AMPs. Prior to any decision to invest in a specific issuance of AMPs, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.



AMPs Investor Profiles

Bullish

Investors looking for leveraged returns, subject to a maximum return, on any appreciation in the underlying asset.

▶ The accelerated upside participation of AMPs provides leveraged returns of up to 3x in moderately up markets

▶ The downside market risk for AMPs remains consistent with directly investing in the price return of an underlying asset

More conservative

Investors who seek to participate in gains in the underlying asset but desire some protection.

▶ Buffered AMPs provide a lesser degree of accelerated upside participation in exchange for protection against the first 10% of decline in value of the underlying asset

▶ Buffered AMPs may be a better alternative to an equity portfolio that is otherwise fully exposed to downside market risk

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AMPs

AMPs are an alternative to a direct investment in the underlying asset. They are designed to:

▶ Provide accelerated participation in the appreciation in the underlying asset, up to a maximum return

▶ Limit loss participation to 1x any decrease in the value of the underlying asset AMPs can be successfully employed in many market scenarios, including by investors who are attempting to outperform in moderately bullish markets and who are able to tolerate the risk of loss of the principal amount of their investment.

AMPs Example:

The following shows the hypothetical payout profile of an investment in AMPs linked to a stock index and assumes the following:

▶ 3x upside participation rate

▶ 25% maximum return cap

▶ 13 month term

This example is for illustration purposes only. Actual issuances of AMPs may have different terms, including a lower upside participation rate or maximum return cap, resulting in different payout characteristics.

AMPs Profile



Underlying Asset Return at Maturity

Hypothetical Payoff Scenarios

Asset Return	Participation in Asset Return	AMPs Return
30% 10%	3x Upside to Cap	25% 25%
8% 3%	3x Upside	24% 9%
-5% -25%	1x on Losses	-5% -25%



Buffered AMPs

For investors seeking a degree of principal protection, HSBC offers **Buffered** AMPs. In particular, **Buffered** AMPs are designed to:

▶ Offset declines in the value of the underlying asset by the amount of the buffer

▶ Provide some measure of accelerated participation in any appreciation of the underlying asset, up to a maximum return cap

Buffered AMPs may be appropriate for investors who are willing to accept a lesser accelerated upside participation in exchange for some protection against a decline in value of the underlying asset. Investors in Buffered AMPs must be able to tolerate the risk of loss of up to 90% of the principal amount of their investment.

Buffered AMPs Example:

The following illustrates the hypothetical payout profile of an investment in Buffered AMPs linked to a stock index and assumes the following:

▶ 2x upside participation rate

▶ 20% maximum return cap

▶ 10% buffer

▶ 15 month term

This example is for illustration purposes only. Actual issuances of Buffered AMPs may have different terms, including a lower upside participation rate, maximum return cap and buffer, resulting in different payout characteristics.

Buffered AMPs Profile



Underlying Asset Return at Maturity

Hypothetical Payoff Scenarios

Asset Return	Participation in Asset Return	Buffered AMPs Return
25% 10%	2x Upside to Cap	20% 20%
6% 3%	2x Upside	12% 6%
-3% -10%	Buffer on -10%	0% 0%
-13% -20%	1x Loss Beyond Buffer	-3% -10%

